

January 27, 2011

<u>Via Facsimile & U.S. Mail</u>
Sherry Wilzig Izak
Chairman of the Board and Chief Executive Officer
Wilshire Enterprises, Inc.
1 Gateway Center
Newark, NJ 07102

> **Re:** **Wilshire Enterprises, Inc.**
> **Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A**
> **Filed January 18, 2011**
> **File No. 1-04673**
>
> **Schedule 13e-3/A**
> **Filed by Wilshire Enterprises, Inc. and Sherry Wilzig Izak**
> **Filed January 18, 2011**
> **File No. 5-32567**
>
> **Schedule 13D/A filed by Sherry Wilzig Izak**
> **Filed January 20, 2011**
> **File No. 5-32567**

Dear Ms. Izak:

We have reviewed the above amended filings and have the following comments.

<u>Amendment to Preliminary Proxy Statement</u>

<u>Background of the Transaction, page 16</u>

1. Please ensure that all revised preliminary proxy materials are appropriately tagged as such on EDGAR using the "PRER" tag. Please contact Filer Support at (202) 551-8900 for further guidance.

2. We note the exhibit filed and revisions made in response to prior comment 5. Revise to provide further clarity and context of the differences between the draft and finalized TM Capital presentation materials. For example, clarify further how the inclusion of the 33%

discount factor impacted the Board's assessment of appropriate valuation for the company and the appropriate cash out price for shareholders of fractional shares.

Comparable Public Company Analysis, page 33

3.   We note that none of the companies included in the list of comparable companies were of the same size or smaller than Wilshire and that many were significantly larger. Please supplement the disclosure to further explain the relevance of this fact as it applies to the determination of the discount factor. For example, revise to indicate how the discount factor would have differed had the data set of companies used been more comparable in terms of size and/or trading prices.

Schedule 13D/A filed January 20, 2011

4.   We note the amendment to Schedule 13D and your response to prior comment 15 of our letter to the company. As the filing person is aware, Rule 13d-2(a) requires that persons promptly file an amendment to Schedule 13D to report any material change in the information previously reported. Please supplementally advise us of the reason, if any, for the delayed filing. We may have further comment.

*   *   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the filing persons acknowledging that:

·   the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code:

Ms. Izak
Wilshire Enterprises, Inc.
January 26, 2011
Page 3
20549-3628.

Sincerely,

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via facsimile):   Dennis Block, Esq.
                        Cadwalader, Wickersham & Taft LLP